UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)
    [ ]    Rule 13d-1(c)
    [ X ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Muhleisen, Angela L.

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Citizenship or Place of Organization

    United States

Number of    5) Sole Voting Power    909,965 (1) (2)
Shares
Beneficially
Owned    6) Shared Voting Power    5,589,081 (1) (3)
by Each
Reporting
Person    7) Sole Dispositive Power    909,965 (1) (2)
With:

    8) Shared Dispositive Power    5,589,081 (1) (3)

9)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    6,499,046 (1)

10)    Check if the Aggregate Amount in Row (9)
    Excludes Certain Shares (See Instructions)    [ X ]

11)    Percent of Class Represented by Amount in Row (9)    24.1%

12)    Type of Reporting Person (See Instructions)    IN

(1)    All amounts in Rows 5–9 are as of December 31, 2023.

(2)    Represents shares of Class A common stock held by the reporting person, which number of shares of Class A common stock reflects annuity distributions in 2023 of a total of 43,131 shares of Class A common stock to the reporting person from grantor retained annuity trusts (“GRATs”) established by the reporting person in

2020 and 2022, as discussed below, and a gift by the reporting person in 2023 of 80,500 shares of Class A common stock to a charitable organization under Section 501(c)(3) of the Internal Revenue Code.

(3)    Includes (i) 1,205,526 shares of Class A common stock owned by the reporting person's spouse, which number of shares of Class A common stock reflects annuity distributions in 2023 of a total of 33,690 shares of Class A common stock to the reporting person’s spouse from four separate GRATs established by the reporting person’s spouse (collectively, the “Spouse 2020 GRATs”), as discussed below; (ii) 52,344 shares of Class A common stock jointly owned by the reporting person and her spouse; (iii) 1,726,378 shares of Class A common stock owned by the reporting person’s adult children, which number of shares of Class A common stock reflects an estate planning transfer of a total of 176,030 shares of Class A common stock to an adult child of the reporting person from two separate irrevocable trusts for the benefit of such child established upon the expiration of the annuity term of GRATs established by the reporting person and her spouse in 2003 and the gift of 215 shares of Class A common stock to a charitable organization under Section 501(c)(3) of the Internal Revenue Code; (iv) a total of 552,000 shares of Class A common stock held in two separate irrevocable trusts established by the reporting person and her spouse, of which the adult children of the reporting person and her spouse are the initial beneficiaries; (v) a total of 49,266 shares of Class A common stock held in two separate irrevocable trusts for the benefit of the adult children of the reporting person established upon the expiration of the annuity term of two of the Spouse 2020 GRATs; (vi) a total of 201,496 shares of Class A common stock held in six separate GRATs established by the reporting person in 2020, which number of shares reflects annuity distributions in 2023 from such GRATs to the reporting person of a total of 11,585 shares of Class A common stock under the terms of such GRATs; (vii) a total of 82,570 shares of Class A common stock held in the Spouse 2020 GRATs, which number of shares reflects annuity distributions in 2023 from such GRATs to the reporting person’s spouse of a total of 33,690 shares of Class A common stock under the terms of such GRATs and the expiration of the annuity term of two of the Spouse 2020 GRATs; (viii) a total of 20,000 shares of Class A common stock held in two separate dynasty trusts established by the reporting person and her spouse in 2020, of which the adult children of the reporting person and her spouse are the initial beneficiaries; (ix) a total of 168,454 shares of Class A common stock held in four separate GRATs established by the reporting person in 2022, which number of shares reflects annuity distributions in 2023 from such GRATs to the reporting person of a total of 31,546 shares of Class A common stock under the terms of such GRATs; and also includes shares that are owned by entities that the reporting person may be deemed to control, consisting of: (a) a total of 223,519 shares of Class A common stock and a total of 598,337 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Union Bank and Trust Company (“Union Bank”), of which the reporting person is a director, chairperson, and a significant shareholder through Farmers & Merchants Investment Inc., of which the reporting person is a director and officer and owns through a GRAT approximately 49.2% of the outstanding voting common stock, as trustee for a certain charitable remainder unitrust (“CRUT”), an estate, certain GRATs, and certain other irrevocable trusts, which numbers of shares of Class A common stock and Class B common stock reflect annual distributions during 2023 from such CRUT and certain GRATs of shares of Class A common stock and Class B common stock, the expiration of the annuity term of a certain GRAT, and the transfer of shares of Class B common to the beneficiaries of certain irrevocable trusts; (b) 15,000 shares of Class A common stock held by Union Bank as trustee for a charitable foundation; (c) 30,000 shares of Class A common stock held by Union Bank for its profit sharing plan; and (d) a total of 664,191 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank and trust company. The shares discussed in clauses (i) through (vi) and clauses (viii)-(ix) in the preceding sentence are also separately reported as beneficially owned by the reporting person’s spouse, Dan D. Muhleisen, in separate statements (including amendments thereto) on Schedule 13G filed pursuant to Rule 13d-1(c), with the most recent annual amendment thereto filed on or about the filing date of this amendment. Excludes a total of 7,159,837 shares of Class B common stock and 510 shares of Class A common stock held by Union Bank as trustee (including shares of Class B common stock held indirectly through the holding of 50% of the outstanding capital stock of Union Financial Services, Inc. (“UFS”), which holds a total of 1,586,691 shares of Class B common stock) for certain GRATs (but does not exclude shares held for GRATs established by the reporting person and her spouse), certain post-annuity trusts established upon the expiration of the annuity terms of certain GRATs, a certain charitable lead annuity trust, and certain other irrevocable trusts for which a majority owned subsidiary of the issuer has been designated to serve as investment adviser with investment power with respect to shares of the issuer’s stock held by such trusts and voting power with respect to shares of the issuer’s stock held by such trusts, including, with respect to a certain trust, shares of the issuer’s stock held indirectly through the holding of 50% of the outstanding capital stock of UFS. The reporting person disclaims beneficial ownership of the shares discussed above except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

Item 1.

    (a)    Name of Issuer:

        Nelnet, Inc.

    (b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

    (a)    Name of Person Filing:

Muhleisen, Angela L.

(b)    Address of Principal Business Office or, if none, Residence:

c/o Farmers & Merchants Investment Inc.
6801 South 27th Street
Lincoln, Nebraska 68512

(c)    Citizenship:

    United States

(d)    Title of Class of Securities:

    Class A Common Stock

(e)    CUSIP Number:

    64031N 10 8

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    [ ]    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    [ ]    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)    [ ]    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)    [ ]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    [ ]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ]    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    [ ]    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.    Ownership.

(a)    Amount beneficially owned:
    6,499,046

(b)    Percent of class:
    24.1%

(c)    Number of shares as to which the person has:

    (i)    Sole power to vote or to direct the vote:
909,965 (1)

    (ii)    Shared power to vote or to direct the vote:
5,589,081 (2)

    (iii)    Sole power to dispose or to direct the disposition of:
909,965 (3)

    (iv)    Shared power to dispose or to direct the disposition of:
5,589,081 (4)

Item 5.    Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

    As discussed in footnote (3) for Rows 6) and 8) above, which is incorporated by reference herein, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not applicable.

Item 8.    Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certifications

    Not applicable.

(1)    See footnotes for Row 5) above.

(2)    See footnotes for Row 6) above.

(3)    See footnotes for Row 7) above.

(4)    See footnotes for Row 8) above.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

    Angela L. Muhleisen

    /s/ Audra Hoffschneider
    Name: Audra Hoffschneider
    Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on February 12, 2018 as an exhibit to amendment no. 14 to this statement and incorporated herein by reference.